BrokerTec Americas LLC

(SEC I.D. No. 8-51803)
Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERTEC AMERICAS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 VESEY STREET, 2ND FLOOR
(No. and Street)

NEW YORK	NEW YORK	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID CALDERON 973-257-6922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

155 N. WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID CALDERON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERTEC AMERICAS LLC, as of DECEMER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAITLIN CARNEVALE
Notary Public - State of New Jersey
My Commission Expires Nov 1, 2024

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerTec Americas LLC
Index
December 31, 2020

Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of BrokerTec Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrokerTec Americas LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

February 26, 2021

BrokerTec Americas LLC
Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 79,219
Cash segregated under federal regulations	2,500
Deposits with clearing organizations	100,100
Receivable from brokers, dealers and clearing organizations	743
Exchange and trading memberships	6,159
Commissions receivable, net of allowance of $0.3 million	12,483
Receivable from affiliates	1,086
Prepaid expenses and other assets	1,109
Total Assets	**$ 203,399**
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 490
Accrued expenses and other liabilities	5,750
Payable to affiliates	8,005
Total Liabilities	**$ 14,245**
Member's Equity	189,154
Total Liabilities and Member's Equity	**$ 203,399**

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has one member (the "parent"), BrokerTec Holdings Inc. ("BTHI"). The Company previously had two members, BTHI and BrokerTec Investments ("BTI"). During the year, BTI distributed its interest in the Company to BTHI. The member's risk is limited to the amount they invested in the Company.

The Company, headquartered in New York, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S. Treasury securities and repurchase agreements. The Company engages principally in providing electronic trade execution platforms for the OTC markets and delivering transaction lifecycle management and information services to optimize portfolios and control risk. The Company also earns revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

The Company is an indirect wholly owned subsidiary of CME Group Inc. ("CME").

The COVID-19 pandemic has negatively affected the global economy, including the U.S. economy and the global financial markets. The pandemic has disrupted the Company's business and that of our clients' businesses. The ultimate impact from COVID-19, including duration, is unknown and could have an adverse effect on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2020.

(b) Use of Estimates

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent amounts on the Statement of Financial Condition and accompanying notes. Estimates are based on historical experience, where applicable, and assumptions management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

(c) Concentration of Credit Risk

The Company's matched principal business, where it serves as a fully matched counterparty to offsetting positions entered into by participants on its electronic trading platform to facilitate anonymity and access to clearing and settlement, uses a third-party central clearing house as well as a third-party clearing bank for the settlement of transactions. Without sufficient funds to

meet its obligations, the Company could be exposed to risk of breach of contract with the counterparties and the inability to continue as a member of the third-party central clearing house. Transactions with clearing house members are typically confirmed and novated shortly after execution, at which point the clearing house assumes the risk of settlement. For transactions with counterparties that are not members of the clearing house, settlement typically occurs on the day following execution and, prior to settlement, the Company is exposed to the risk of loss in the event a counterparty fails to meet its obligations. If that were to occur, the Company would have the right to cover or liquidate the open position but could incur a loss as a result of market movements.

(d) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2020 includes approximately $79.2 million of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2020, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250 thousand, held at two major financial institutions.

(e) Cash Segregated Under Federal Regulations

Cash in the amount of $2.5 million has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule. The Company utilizes the special reserve account to remit payments for the over-collection of commissions during the month.

(f) Deposits with Clearing Organizations

Cash in the amount of $100.1 million is held on deposit at the Depository Trust Clearing Corporation ("DTCC") in order to accommodate for clearing and settlements of securities traded on the platform. The Company is required to post collateral and short-term margin, calculated two times each day, based on the size of executed but unsettled transactions. Interest revenue is earned from the cash held on deposit.

(g) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of commissions, clearing fees, fails to deliver and fails to receive.

(h) Receivables and Payables – Customers

Receivable from and payable to customers consists primarily of commissions, clearing fees, and receivables and payables related to failed trades.

(i) Exchange and Trading Memberships

The Company owns membership shares in the DTCC. The membership shares are subject to restriction. The Company carries these restricted shares at cost of $6.2 million.

The Company is required to hold these shares and trading membership to maintain its trading membership privileges. The Company performed a quarterly impairment review and determined that there was no impairment of the shares or trading membership seat during the year.

(j) Transactions with Affiliates

The Company has various transactions with indirect, wholly owned subsidiaries of CME. A shared service model results in costs allocated to the Company based on usage of services that are required to operate the business. There are other arrangements related to revenue share, support service agreements and transfer price expenses.

(k) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgement is adequate to absorb probable credit losses. The allowance is increased for provisions charged to expense and is reduced by charge-offs. As of December 31, 2020, the Company has recorded an allowance of $0.3 million and is included as Commissions Receivable on the Statement of Financial Condition.

Newly Adopted Accounting Pronouncements

Financial Instruments – Credit Losses

In June 2016, the FASB issued guidance that changed how credit losses are measured. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

The Company adopted this standard on January 1, 2020 by recognizing a cumulative-effect adjustment of $0.3 million to the beginning balance of member's equity.

Exposure to losses on receivables for clearing and transaction fees and other amounts owed by clearing and trading firms is dependent on each firm's financial condition. The allowance for credit losses on accounts receivable is calculated by evaluating the aging of the company's billings by revenue stream: clearing and transaction, market data, and other. This aging assessment, as well as contemplation of current and anticipated economic factors, including the interest rate environment and pricing levels are the primary considerations that most significantly impact the collectability of accounts receivable. The allowance for accounts receivable is $0.3 million at December 31, 2020.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades and amounts receivable for securities failed to deliver. The

Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The allowance for securities failed to deliver is $42 thousand at December 31, 2020.

Income Taxes - Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued an accounting update that is intended to reduce cost and complexity related to accounting for income taxes. The update removes specific exceptions to the general principles for accounting for income taxes. Specifically, it eliminates the need for an entity to analyze whether the following exceptions apply in a given period: incremental approach for intraperiod tax allocation, accounting basis differences when there are ownership changes in foreign investments, and interim period income tax accounting for year-to-date losses that exceed anticipated losses. The update also simplifies the accounting for the following: franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. This update is effective for reporting periods beginning after December 15, 2020. The Company has early adopted this standard on January 1, 2020. The deferred tax asset of $1.5 million in the Statement of Financial Condition as of December 31, 2019 was adjusted to $0 through a cumulative effect adjustment to the beginning balance of member's equity.

3. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at December 31, 2020 include approximately $4.0 million of accrued compensation and related expenses, and $1.8 million of other accrued expenses.

4. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2020 consist of the following:

(dollars in thousands)

	Receivable		Payable
Fail-to-deliver	$ -	Fail-to-receive	$ -
Receivable from brokers, dealers and clearing	743	Payable to brokers, dealers and clearing organizations	490
	$ 743		**$ 490**

5. Receivables from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer failed trades and over collection of customer commissions on settlement date, which is remitted one month in arrears. There were no balances in the Statement of Financial Condition at December 31, 2020.

6. Commitments and Contingencies

Legal proceedings and regulatory matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry and oversight. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not have a material impact on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's Statement of Financial Condition.

No accrual was required for legal and regulatory matters as none were probable and estimable at December 31, 2020.

7. Transactions with Affiliates

Intercompany Transactions

The Company has various intercompany arrangements with indirect, wholly owned subsidiaries of CME that provide shared occupancy, fixed assets, technology, telecommunications and other administrative services (including finance, human resources, operations, legal and electronic data processing functions). The Company has receivable from affiliates of $1.1 million with NEX Services North America LLC and payables to affiliates of $8.0 million consisting of $6.9 million owed to Chicago Mercantile Exchange Inc and $1.1 million owed to other affiliates. The balances between these affiliates represent shared revenues and costs for occupancy, fixed assets, administrative services, payment of invoices and other transactions on behalf of the Company.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

Unsecured Financing

The Company obtains short-term unsecured financing from CME. The Company's borrowing with CME is pursuant to a line of credit of $350 million committed unsecured financing facility, maturing in November 2022. At December 31, 2020, the Company had borrowed $0 against the unsecured financing facility.

8. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

The Company's employees are participants of a non-contributory defined benefit cash balance pension plan offered by CME. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate.

9. Share based compensation

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

Employee Share Reward Program

The Company participated in the CME Group's Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 5,320 Class A common stock shares have been reserved for awards under the plan. Awards totaling 5,320 shares have been granted and are outstanding under this plan at December 31, 2020. These shares have a fair value of $0.9 million based on the share price on the date of grant. Forfeitures are recognized in the period in which they occur.

10. Fair Value Measurements

The Company uses a three-level classification hierarchy of fair value measurements for disclosure purposes. Such inputs are defined broadly as follows:

Level 1 inputs, which are considered the most reliable evidence of fair value, consist of quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs consist of observable market data, other than level 1 inputs, such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

Level 3 inputs consist of unobservable inputs which are derived and cannot be corroborated by market data or other entity-specific inputs. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2020.

Estimated Value of Financial Instruments Measured at Fair Value

The Company's cash typically includes cash held in demand deposit accounts and therefore considered Level 1 assets. At December 31, 2020, the Company's cash is comprised of $79.2 million of cash held in demand deposit accounts.

Estimated Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	Level 1	Level 2	Level 3	Total
Assets				
Cash segregated under federal regulations	$ 2,500	$ -	$ -	$ 2,500
Deposits with clearing organizations	100,100	-	-	100,100
Receivable from brokers, dealers and clearing organizations	-	743	-	743
Receivable from customers	-	-	-	-
Commissions receivable	-	12,483	-	12,483
Total	**$ 102,600**	**$ 13,226**	**$ -**	**$ 115,826**
Liabilities				
Payable to brokers, dealers and clearing organizations	$ -	$ 490	$ -	$ 490
Payable to customers	-	-	-	-
Total	**$ -**	**$ 490**	**$ -**	**$ 490**

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate debit balance arising from customer transactions, as defined. At December 31, 2020, the Company had net capital of $171.0 million which was $170.7 million in excess of its required net capital of $250 thousand. The Company settles its broker and customer transactions on a delivery versus payment (DVP) / receipt versus payment (RVP) basis. The company does not collect margin or maintain margin accounts for its participants. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule.

12. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at December 31, 2020 was approximately $32.1 billion for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2021. On February 1, 2021, the Company successfully completed the technology migration of its US Trading Platform to CME's Globex technology. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of December 31, 2020 or for the year then ended.